KIRKLAND LAKE GOLD ANNOUNCES CLOSING OF SALE OF NOVO SHARES AND WARRANTS

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario - December 3, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced it has closed its previously announced sale of 18,450,000 common shares (each, a "Share") of Novo Resources Corp. ("Novo") and 9,225,000 warrants of Kirkland Lake Gold (each, a "Warrant") to purchase Shares to qualified purchasers for gross proceeds to Kirkland Lake Gold in the amount of $45,202,500 (the "Sale Transaction"). The Shares and Warrants were sold through Stifel GMP and Clarus Securities Inc.

Each Warrant entitles the holder thereof to acquire one additional Share owned by Kirkland Lake Gold at an exercise price of $2.80 for a term of 12 months expiring on December 3, 2021. In the event all Warrants are exercised, an additional $25,830,000 will be paid to Kirkland Lake Gold, for total gross proceeds of $71,032,500.

The securities sold and to be sold under the Sale Transaction have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) or a person in the United States, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

Early Warning Disclosure

Kirkland Lake Gold disposed of an aggregate of 18,450,000 Shares pursuant to the Sale Transaction at an attributed value of $2.45 per Share (attributing the full unit value of $2.45 to the Share component of the unit and nil value to the Warrant component of the unit) for aggregate gross proceeds of $45,202,500. Prior to completion of the Sale Transaction, Kirkland Lake Gold held 27,675,168 Shares, representing approximately 12.1% of the outstanding Shares on a non-diluted basis. Upon completion of the Sale Transaction, Kirkland Lake Gold owns 9,225,168 Shares, representing approximately 4% of the outstanding Shares on a non-diluted basis, representing a decrease in Kirkland Lake Gold's shareholdings in Novo of approximately 7.9%.

In the event the Warrants are exercised in full, Kirkland Lake Gold would dispose of an additional 9,225,000 Shares at a price of $2.80 per Share for additional gross proceeds in the amount of $25,830,000. This further disposition would result in an additional decrease in Kirkland Lake Gold's shareholdings in Novo, following which Kirkland Lake Gold would hold 168 Shares, representing less than 1% of the outstanding Shares on a non-diluted basis.

The disposition of Shares provides an immediate source of capital for the business of Kirkland Lake Gold.  While Kirkland Lake Gold currently has no immediate plans or intentions with respect to the Shares, depending on market conditions, general economic and industry conditions, trading prices of the Shares, Novo's business, financial condition and prospects and/or other relevant factors including Kirkland Lake Gold's financial position and liquidity, Kirkland Lake Gold may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold securities of Novo.

Kirkland Lake Gold will file an early warning report under National Instrument 62-103 in connection with the closing of the Sale Transaction.  A copy of the early warning report filed by Kirkland Lake Gold will be available under Novo's profile on SEDAR at www.sedar.com or by contacting Jennifer Wagner, Senior Vice President, Corporate Affairs, Legal Counsel at 647-361-0198. Kirkland Lake Gold's head office is located at 200 Bay Street, Royal Bank Plaza, Suite 2800, Toronto, Ontario M5J 2J1 and Novo's head office is located at 880-580 Hornby Street, Vancouver, British Columbia V6C 3B6.

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As Kirkland Lake Gold will have decreased its security holdings in Novo below 10%, following the above-noted early warning report filing, it will no longer be required to report under the early warning requirements of National Instrument 62-104 - Take-Over Bids and Issuer Bids, unless its security holdings in Novo increases to 10% or more in the future.

About Kirkland Lake

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@kl.gold

Website : www.kl.gold

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and, in this press release, include information regarding including but not limited to statements regarding the number of Warrants to be exercised and the aggregate gross proceeds to be received by the Company as a result thereof and the Company's current intentions with respect to the acquisition or disposition of additional Novo securities.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the exercise of a termination right by the Dealers, any conditions to the closing of the Sale Transaction not being met, the use of proceeds of the Sale Transaction being re-allocated for prudent business reasons, changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form for the year ended December 31, 2019 and its interim consolidated financial statements and related MD&A for the period ended September 30, 2020, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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